77M

On July 30, 1998 the Shareholders of the Marquis Fund (the Trust) approved an Agreement and Plan of Reorganization to effect a merger into The One Group Family of Mutual Funds. All of the Funds of the Trust merged into The One Group on August 10, 1998.